Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of March, 2007

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC. (Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar São Paulo, SP, Brazil 01317-910 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1. Press Release – March 19, 2007

2. Market Announcement – March 19, 2007

3. Minutes of a Meeting of the Board of Directors – March 16, 2007

4. Presentation – March 19, 2007

5. Presentation – March 19, 2007

6. Convening Notice – March 20, 2007

7. Press Release – March 20, 2007

Item 1

PETROLEO BRASILEIRO S.A. PUBLICLY TRADED COMPANY CNPJ/MF Nº 33.000.167/0001-01 NIRE 33.300.032.061	ULTRAPAR PARTICIPAÇÕES S.A. PUBLICLY TRADED COMPANY CNPJ/MF Nº 33.256.439/0001-39 NIRE 35.300.109.724	BRASKEM S.A. PUBLICLY TRADED COMPANY CNPJ/MF Nº 42.150.391/0001-70 NIRE 29.300.006.939

MATERIAL EVENT

ACQUISITION OF THE IPIRANGA GROUP

Petróleo Brasileiro S.A. (“Petrobras”), Ultrapar Participações S.A. (“Ultrapar”) and Braskem S.A. (“Braskem”) hereby announces in accordance with, and for the purposes of CVM Rule Nº 358/02, that Ultrapar has celebrated, with the acknowledgement of Petrobras and Braskem, a contract with the controlling shareholders (“ Controlling Shareholders of Ipiranga”) of Refinaria de Petróleo Ipiranga S.A. (“RPI”) and Distribuidora de Produtos de Petróleo Ipiranga S.A. (“DPPI”) on its own behalf, for the acquisition of all the shares held by the Controlling Shareholders of Ipiranga in RPI, DPPI and in Companhia Brasileira de Petróleo Ipiranga (“CBPI”) (“Sale and Purchase Agreement”) and as commission agent, acting on behalf of Braskem and Petrobras for the acquisition of the petrochemical assets, and in the case of Petrobras, specific distribution assets.

After the completion of the acquisition, the businesses of the Ipiranga Group will be managed by Petrobras, Ultrapar and Braskem. Ultrapar will hold the fuel and lubricant distribution businesses located in the South and Southeast regions of Brazil (“Southern Distribution Assets”), Petrobras will hold the fuel and lubricant distribution businesses located in the North, Northeast and Central West regions of Brazil (“Northern Distribution Assets”), Petrobras and Braskem will hold the petrochemical assets, represented by Ipiranga Química S.A. and Ipiranga Petroquímica S.A. (“IPQ”) and for IPQ’s stake in Copesul – Companhia Petroquímica do Sul (“Copesul”) in the proportion of 60% for Braskem and 40% for Petrobras (“Petrochemical Assets”). The assets related to oil refining operations held by RPI will be shared equally between Petrobras, Ultrapar and Braskem owned by such companies.

I -RATIONALE

Through this acquisition, Petrobras, Ultrapar and Braskem are taking an important step in the reorganization and consolidation of sectors that are fundamental to the growth of the Brazilian economy, creating differentiated investment conditions.

The Ipiranga Group, one of Brazil’s largest and most traditional corporate conglomerates, operates in the same segments as Petrobras, Ultrapar and Braskem. The Ipiranga Group is Brazil’s second-largest fuel distributor, with a network of 4,240 service stations. It also has a major share of the petrochemical market, with the production of 650,000 tons of petrochemical resins through IPQ, as well as sharing joint control with Braskem of Copesul – Brazil’s second-largest petrochemical raw materials complex. In 2006, the consolidated net revenues of the Ipiranga Group amounted to R$ 31 billion, with EBITDA of R$ 1.0 billion and net income of R$ 534 million.

In line with its Strategic Plan, Petrobras has been investing selectively in Brazil's petrochemical sector and in the Southern Cone, in projects which add value to its oil, natural gas and refining businesses, acting in an integrated manner. The acquisition of these assets will result in an increase in Petrobras’ petrochemical shareholding portfolio, contributing to the consolidation of the Southern Petrochemical Complex.

In the distribution sector, Petrobras intends to consolidate its position in the sector, strengthening its position in the North/Northeast and Central West of Brazil, and under the contract is authorized to use the Ipiranga brand name for up to 5 years. Currently, Petrobras has a global distribution market share of 33.8%, with 6,200 service stations in Brazil and more than 1,000 service stations in other countries, being the largest and only service station network that has a presence throughout Brazil. In the wholesales market, Petrobras holds a consumer portfolio of more than 12,000 clients in the industrial, aviation, transportation, electricity generation markets, among others. Petrobras has major diversity as a result of its extensive logistics network and wide experience in the distribution sector, in which it has been operating for 35 years. Petrobras sees this operation as an opportunity to create value.

Ultrapar, the largest LPG distributor in Brazil, will, following the successful completion of the transactions described herein, become the second-largest company in the vehicle fuel distribution business in Brazil, holding 15% of this market. Ultrapar believes that if it utilizes its independent dealers network and logistics management skills with discipline and determination, it will be able to increase efficiency in Ipiranga’s distribution process.

For Braskem, Latin America's leading company in the production and sale of thermoplastic resins, the acquisition of the Petrochemical Assets of the Ipiranga Group, represents an important step in consolidating and strengthening Brazilian's petrochemical industry and is in alignment with the company’s strategy of achieving growth and adding value. After the completion of this transaction, Braskem will have further strengthened its leadership in the thermoplastic resin market, contributing to increasing the level of competitiveness in Brazil's petrochemical production chain by expanding its production capacity and increasing the range of added value of services available, based on a differentiated structure of innovation and technology.

II. TRANSACTION SUMMARY

The transaction is divided into 5 stages: (1) Acquisition of the Shares of the Controlling Shareholders of Ipiranga by Ultrapar; (2) Mandatory Tender Offer (tag along) for the acquisition of the remaining RPI, DPPI, CBPI and IPQ ordinary shares; (3) Tender Offer for the delisting of Copesul; (4) exchange offer by Ultrapar of the shares issued by RPI, DPPI and CBPI; and (5) segregation of the Southern Distribution Assets, Northern Distribution Assets and Petrochemical Assets and the consequent transfer of the Petrochemical Assets to Braskem and Petrobras and the Northern Distribution Assets to Petrobras.

2.1 Acquisition of the shares of the Controlling Shareholders of Ipiranga: Ultrapar will acquire, for the correct and adjusted price of R$ 2 billion, from the Controlling Shareholders of Ipiranga, shares issued by RPI, DPPI and CBPI, represented by the following shareholding stakes: (a) 61.6% of the ordinary shares issued by RPI, (b) 13.8% of the preferred shares issued by RPI, (c) 65.5% of the ordinary shares issued by DPPI, (d) 12.6% of the preferred shares issued by DPPI, (e) 3.6% of the ordinary shares issued by CBPI, and (f) 0.4% of the preferred shares issued by CBPI. It is estimated that this stage of the transaction will be concluded within approximately 30 days, counting from the present date (“Completion”). The table below shows the price per share paid to the Controlling Shareholders of Ipiranga Group.

Company	Type of Share	Price per share (R$)
RPI	Ordinary linked to Shareholders Agreement	132.85184

Company	Type of Share	Price per share (R$)
	Ordinary not linked to Shareholders Agreement	106.28147
	Preferred	38.93000
DPPI	Ordinary linked to Shareholders Agreement	140.08671
	Ordinary not linked to Shareholders Agreement	112.06937
	Preferred	29.57000
CBPI	Ordinary not linked to Shareholders Agreement	58.10000
	Preferred	20.55000

2.2 Mandatory Tender Offers (tag along) for the shares of RPI, DPPI and CBPI. As a result of the direct and indirect divestment of control of the listed companies RPI, DPPI and CBPI, Ultrapar, under the terms of Art. 254-A of Law 6,404/76 and CVM Rule Nº 361, within a period of up to 30 days after the date of the Completion, will file with the CVM, a request to register tender offers for the purchase of ordinary shares held by the respective minority shareholders of RPI, DPPI and CBPI (“Mandatory Tender Offers”) for a price equivalent to 80% of the price per share paid to the Controlling Shareholders of Ipiranga for the ordinary shares in these companies held by them:

Company	Type of Share	Price per share (R$)
RPI	Ordinary	106.28147
DPPI	Ordinary	112.06937
CBPI	Ordinary	58.10000

2.2.1. Mandatory Tender Offers (tag along) IPQ. Braskem and Petrobras, in accordance with the requirements of Art. 254-A of Law nº 6,404/76 and CVM Rule nº 361, within a period of up to 30 days after the date of the Completion, will file with the CVM, a request to register a mandatory tender offer for the purchase of ordinary shares held by the minority shareholders of IPQ.

2.3 Public Tender Offer for the delisting of Copesul. Within 30 days of Completion, a request will be filed with the CVM for the registration of a public tender offer for the de-listing of Copesul, according to the terms of Art. 4º, § 4º, of Law 6,404/76 and CVM Rule No. 361. The public tender offer will be carried out at a price of R$ 37.60 per ordinary share, using a valuation calculated by the discounted cash flow method.

2.4 Corporate Restructuring at Ultrapar. After the conclusion of the Mandatory Tender Offers, Ultrapar will be carrying out a corporate restructuring in order to: (i) simplify the corporate structure of the Ipiranga Group, concentrating all the shareholders into one company listed on the stock exchange, resulting in a reduction in costs and increased share liquidity and (ii) allow the segregation and transfer of the Petrochemical Assets, Northern Distribution Assets and Southern Distribution Assets (“Corporate Restructuring”). In this context, Ultrapar will carry out share exchange transactions, under the terms of Art. 252 of Law 6,404/76, in which it will offer to exchange its preferred shares for the remaining outstanding ordinary and preferred shares of RPI, DPPI and CBPI (“Share Exchange Transactions”). Following successful completion of the Share Exchange Transactions, RPI,

DPPI and CBPI will become wholly-owned subsidiaries of Ultrapar.

(a) Exchange ratio for the Share Exchange Transactions: for the purpose of establishing the share exchange ratios, Ultrapar, RPI, DPPI and CBPI have been valued based on economic value criteria, in accordance with a valuation report, using the discounted cash flow method. Based on these criteria, the exchange ratio for the shares issued by RPI, DPPI and CBPI, independent of class or type, for shares in Ultrapar will be as follows:

Merged	Type of Shares	Preferred shares of Ultrapar
RPI	Ordinary	0.79850
	Preferred	0.79850
DPPI	Ordinary	0.64048
	Preferred	0.64048
CBPI	Ordinary	0.41846
	Preferred	0.41846

(b) Valuations and other information relating to the Share Exchange Transactions . After the conclusion of the Mandatory Tender Offers, Ultrapar will publish a further "Material Event" announcement, as required by CVM Rule Nº 319, presenting detailed information about the intended Share Exchange Transactions. Deutsche Bank S.A. – Banco Alemão has been retained to provide a valuation report in connection with the Share Exchange Transactions.

(c) Ultrapar Shares. The bylaws of Ultrapar will be amended in order to reflect the increase in paid-up capital and the issue of new preferred shares. The new preferred shares to be issued will confer on their holders the same rights and privileges as are available to the holders of existing preferred shares of Ultrapar. The preferred shares of Ultrapar confer the right to receive the same price as paid to Ultrapar’s controlling shareholders in the event that a change of control transaction were to occur (tag along rights of 100%).

(d) Right of Withdrawal from Ultrapar. Under the terms of Art. 252, §2 of Law No. 6.404/76, the holders of the preferred and ordinary shares issued by Ultrapar who dissent from the Share Exchange Transactions will have the right of withdrawal from Ultrapar. The amounts to be received for a dissenter’s shares will be communicated in a timely manner to shareholders at the moment of publishing the "Material Event" notice carrying details of the Share Exchange Transactions.

(e) Right of Withdrawal from the Ipiranga Group. Under the terms of Art. 264, §3, of Law No. 6.404/76, the holders of ordinary and preferred shares of RPI, DPPI and CBPI who dissent from the Share Exchange Transactions will have the right of withdrawal from these companies. The amounts to be received for a dissenter’s shares will be communicated in a timely manner to shareholders at the moment of publishing the "Material Event" notice, carrying details of the Share Exchange Transactions.

2.5 Segregation of Assets. After the completion of the Share Exchange Transactions, Ultrapar will, carry out: (i) a capital reduction at RPI and CBPI, for the purpose of transferring the Petrochemical Assets directly to Ultrapar, to be subsequently handed over to Petrobras and Braskem under the terms of the commission agreement and (ii) Ultrapar will carry out a demerger of CBPI in order to transfer the Northern Distribution Assets, to a company controlled by Petrobras.

III - RELATIONSHIP BETWEEN ULTRAPAR, BRASKEM AND PETROBRAS

Commission. Ultrapar is acting as a commission agent, under the terms of Articles 693 to 709 of the Brazilian civil code, for Petrobras and Braskem for the purpose of the acquisition of the Petrochemical Assets, and exclusively for Petrobras in the acquisition of the Northern Distribution Assets. These assets will be handed over to their respective principals immediately after the conclusion of the Corporate Restructuring. Petrobras and Braskem and will carry out payments in installments to Ultrapar, for the amounts agreed for the purpose of fulfilling the commission contract.

IV - SHAREHOLDERS AGREEMENT

Shareholders’ Agreement. The Parties have entered into a Shareholders Agreement, so that: (i) the Southern Distribution Assets will be controlled and managed by Ultrapar; (ii) the Petrochemical Assets, will be controlled and managed by Braskem and Petrobras, in the respective proportions of 60% and 40%; (iii) the Northern distribution assets will be controlled and managed by Petrobras and (iv) assets related to oil refinery business of RPI will be controlled and managed jointly by Petrobras, Ultrapar and Braskem.

V - GENERAL TERMS

5.1 CADE. The transaction will be presented for approval to the Brazilian Anti-trust Authorities (CADE – Administrative Board for Economic Defense), the Secretary for Economic Rights – SDE, and the Secretary for Economic Monitoring– SEAE), within the time limit and in the manner prescribed by the current legislation in force.

5.2 Location of documents for inspection. More information may be obtained from the investor relations departments of Petrobras, Ultrapar and Braskem, at the addresses below:

Petrobras Av. Republica do Chile, 65 sala 2202 A – Centro Rio de Janeiro – RJ – 20031-912 www.petrobras.com.br	Ultrapar Av. Brigadeiro Luís Antônio, 1343, 8º. andar. ALA C - São Paulo – SP 01317-910 www.ultra.com.br	Braskem Av. Nações Unidas, 4777, 1º andar São Paulo – SP 05477-400 www.braskem.com.br

5.3 Future Communications. The managements of Ultrapar, Petrobras and Braskem will be keeping the market and their shareholders informed as they implement transactions described herein, or as otherwise deemed necessary.

5.4. Ultrapar Share Buyback Program. Following this announcement. Ultrapar intends to actively engage in its share buyback program.

São Paulo, March 19, 2007

Almir Guilherme Barbassa, Financial and Investor Relations Director of Petróleo Brasileiro S.A. – Petrobras	André Covre Financial and Investor Relations Director of Ultrapar Participações S.A.	Carlos Fadigas Financial and Investor Relations Director of Braskem S.A.

Item 2

MARKET ANNOUNCEMENT

ULTRAPAR PARTICIPAÇÕES S.A.

CNPJ nº 33.256.439/0001 -39

ULTRAPAR CLARIFIES INFORMATION ABOUT THE ACQUISITION OF
IPIRANGA GROUP’S OPERATIONS

Ultrapar Participações S.A. (BOVESPA: UGPA4 / NYSE: UGP), a company engaged in the distribution of LPG (Ultragaz), the production of chemicals (Oxiteno), and in providing integrated logistics solutions for special bulk cargo (Ultracargo), hereby clarifies information about the Relevant Notice sent to Comissão de Valores Mobiliários (CVM) today about the acquisition of Ipiranga Group’s operations.

Regarding item II, sub-items 2.4 (d) and (e), we clarify that the shareholders of common and preferred shares issued by Ultrapar Participações S.A., Distribuidora de Produtos de Petróleo Ipiranga S.A., Companhia Brasileira de Petróleo Ipiranga S.A. and Refinaria de Petróleo Ipiranga S.A., will have the right of withdrawal from the respective proven share ownership position on March 16, 2007.

São Paulo, March 19, 2007.

André Covre
 Chief Financial and Investor Relations Officer
 ULTRAPAR PARTICIPAÇÕES S.A.

Item 3

ULTRAPAR PARTICIPAÇÕES S.A.
Publicly Listed Company

CNPJ nº 33.256.439/0001- 39	NIRE 35.300.109.724

MINUTES OF A MEETING OF THE BOARD OF DIRECTORS (03/2007)

Date, Time and Place:

March 16, 2007, at 5 p.m., at Company Headquarters, located at Av. Brigadeiro Luiz Antonio, Nº 1343 - 9º floor, in the City and State of São Paulo.

Present:

Members of the Board of Directors, whose signatures appear below.

Matters discussed and deliberated on:

1.	The Board Members discussed some major projects for the expansion of the Ultra Group.

2.	In this context, they approved the presentation of an offer to acquire the shares of the Controlling Shareholders of the Ipiranga Group and subsequent transactions, under the terms presented by the Executive Board.

3.	Due to the decision outlined above, the Board Members approved the signature, by the Directors, of all the documents referring to the proposed acquisition.

Observation: These deliberations were approved by all those Board Members present, except for Board Member Renato Ochman, who abstained from voting.

(Minutes of a meeting of the board of directors of Ultrapar Participações S.A., of March 16, 2007)

There being no further business to discuss, the meeting was closed and the minutes of this meeting being hereby set out, read and approved by all the undersigned board members present.

Paulo Guilherme Aguiar Cunha	Lucio de Castro Andrade Filho
Chairman	Vice-chairman

Paulo Vieira Belotti – Board Member

Olavo Egydio Monteiro de Carvalho – Board Member

Renato Ochman – Board Member

Nildemar Secches – Board Member

Item 4

Petrobras, Ultrapar and Braskem entered into an agreement to acquire Ipiranga
Group operations

March 19, 2007

Operation
Overview

o    Petrobras, Grupo Ultra and Braskem entered into an agreement to acquire
     Ipiranga Group’s operations, creating growth perspectives and consolidation for both petrochemical and fuel distribution sectors

o    Acquiring Ipiranga Goup operations, reinforce their commitment with Rio
     Grande do Sul and Ipiranga’s employees to improve Brazil: shareholders, employees, community and consumers o The total value of the operation is estimated in US$4 billion, which is divided in:

     o    Petrobras: US$ 1.3 billion;

     o    Braskem: US$ 1.1 billion

     o    Grupo Ultra: issue of 52,8 million shares

o    Grupo Ultra will have 2 major distribution brands for petroleum by-products: Ultragaz and Ipiranga

Ipiranga Group
Overview

o    Fuel Distribution

     o    4,240 gas stations network;

     o    2nd largest company in the sector.

o    Petrochemicals

     o    Annual production capacity of 730,000 tons of petrochemical resins through IPQ;

     o    Brazilian market leader in HDPE with an approximate 33% market share;

     o    Controls Copesul together with Braskem – second largest cracking plant in America

o    Oil Refining

     o    Ipiranga Oil Refinery in Rio Grande;

     o    Refining capacity of 17,000 barrels/day.

o    In 2006, Ipiranga Group’s consolidated net revenue totaled R$ 30 billion,
     EBITDA R$ 1.0 billion and net income R$ 534 million.

Description of the Acquisition

o    Investment agreement between Petrobras, Ultrapar and Braskem;

o    Stage 1 - Ultrapar acquires the shares held by the controlling group;

o    Stage 2 - Ultrapar makes a tender offer for the acquisition of common shares ("tag along"): CBPI, DPPI and RIPI;

o    Stage 3 - Petrobras and Braskem make a tender offer for the delisting of
     Copesul (CPSL);

o    Stage 4 - Ultrapar incorporates CBPI, DPPI and RIPI preferred shares;

o    Stage 5 - Ultrapar will sell part of Ipiranga Group’s assets to Braskem and
     Petrobras;

o    Conclusion scheduled for the 4Q07.

Post-operation business profiles

o    Fuel Distribution

     o    Grupo Ultra will take over in the South and the Southeast regions under the brand Ipiranga;

     o    Petrobras will take over in the North, the Northeast and the Midwest regions, under the brand Ipiranga for 5 years;

     o    40% of petrochemical assets (IQ / IPQ / CPSL);

o    Petrochemical

     o    Braskem wil hold 60% of the business, including participation in
          Copersul

     o    Petrobras will hold 40% of the business

o    Oil Refining

     o    Petrobras, Grupo Ultra and Braskem will hold equal participation

Commitment to Growth.
Brazil investing in Brazil.

Petrobras, Ultrapar and Braskem enter into an agreement to acquire Ipiranga Group operations

Investors.

March 19, 2007

PETROBRAS ULTRA Braskem

estáter
Gestão e Finanças

Disclaimer
--------------------------------------------------------------------------------
This presentation contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of
Petrobras', Ultrapar's and Braskem's management. The words "anticipates",
"believes", "estimates", "expects", "forecasts", "intends", "plans",
"predicts", "projects", "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties, considering Petrobras, Ultrapar and Braskem information.

Accounting information are updated until December 31, 2006 and Petrobras,
Ultrapar and Braskem are not obliged to update them in light of new information or future developments.

Petrobras, Ultrapar and Braskem are not responsible for any transaction or investment decision based on the information contained in this presentation.

                                                                              2

Summary

o   Motivation

o   Ipiranga Group

o   Operation Structure

o   Benefits

                                                                              3

Motivation

|X|   Reorganization and consolidation of key sectors in the Brazilian economy:
      o  Fuel distribution sector; o Petrochemical sector.
|X|   For Petrobras:
      o  Increased share in the Brazilian petrochemical sector; o Assured sale of
         Petrobras' refined products in the Brazilian domestic market;
      o  Increased share in renewable fuels in the Brazilian market; |X| For
Ultrapar:
      o  Operational growth - already the leader in LPG market, it will become the second largest fuel distribution company in Brazil, with a market share of around 15%;
      o  Large scale operating and administrative benefits; o Investment opportunities with the potential growth of the biofuel
           market. |X| For Braskem:
      o  New phase in the consolidation of the Brazilian petrochemical industry;
      o  Increased business size;
      o  Increased competitiveness through integration of the production chain;
      o  Reinforced leadership in thermoplastic resins: PE, PP and PVC.

                                                                              4

Ipiranga Group
Overview

|X| Fuel Distribution
      o  4,240 gas stations network in December, 2006; o 2nd largest company in the sector with a 20% market share.

|X| Petrochemicals
      o  Annual production capacity of 730,000 tons of petrochemical resins through IPQ in 2006;
      o  Brazilian market leader in HDPE with an approximate 33% market share; o
         Controls Copesul together with Braskem .

|X| Oil Refining
      o  Refining capacity of 17,000 barrels/day.

|X| In 2006, Ipiranga Group's consolidated net revenue totaled R$ 30 billion,
    EBITDA R$ 1.0 billion and net income R$ 534 million.

                                                                              5

|X| Fuel Distribution                                                      Ipiranga Group:
    Among the 10 most valuable brands in Brazil(1)                         Fuel distribution EBITDA Evolution

|X| National presence(1) (except RR and AP):
     o    DPPI: 916 gas stations in RS and South and West of SC;
     o    CBPI: 3,324 gas stations in other Brazilian states.

Ipiranga Group: market positioning (1H06)(2):

1 Survey published in Gazeta Mercantil newspaper, March/06
2 Figures from  August/06 - Apimec
3 Figures from November/06. Source: ANP (volume)

                                                                              6

Petrochemicals

Relevant position in the Brazilian petrochemical industry

- **Ipiranga Petroquímica:**
  - **5 industrial plants** with a joint resin production capacity of **730 kt/year** in 2006:
    - PE: 550 kt/year;
    - PP: 180 kt/year.
  - **16%** share of PE market, leadership in HDPE;
  - Net Revenue of **R$ 2 billion**;
  - EBITDA of **R$ 184 million** in 2006.



IPQ – EBITDA Evolution (R$ million)
350,0
200,0
0,0
136
222
323
204
184
2002
2003
2004
2005
2006

- **Copesul – shared control with Braskem:**
  - Total production capacity of **3.3 million t/year** of basic petrochemicals, including **1.25 million** t/year of ethylene;
  - **Second largest** cracking plant in Latin America;
  - Net Revenue of **R$ 6.4 billion**;
  - EBITDA of **R$ 1,147 million** in 2006.



Copesul – EBITDA Evolution (R$ million)
1.400
800
0
509
499
1,091
1,067
1,147
2002
2003
2004
2005
2006

PETROBRAS ULTRA Braskem

Source: Copesul, IPQ and CVM

estater

Ipiranga Group Corporate Structure
Main Companies

                                                                              8

Description of the Acquisition

|X|   Investment agreement between Petrobras, Ultrapar and Braskem;

|X|   Stage 1 - Ultrapar acquires the shares held by the controlling shareholders;

|X|   Stage 2 - Ultrapar makes a tender offer for the acquisition of common shares ("tag along"): CBPI, DPPI and RIPI;

|X|   Stage 3 - Petrobras and Braskem make a tender offer for the delisting of
      Copesul (CPSL);

|X|   Stage 4 - Ultrapar incorporates CBPI, DPPI and RIPI preferred shares;

|X|   Stage 5 - Ultrapar will sell part of Ipiranga Group's assets to Braskem and Petrobras;

|X| Conclusion estimated for the 4Q07.

                                                                              9

Post-operation business profiles

|X|   Petrobras:
      o    Fuel distribution operations in the North, Northeast and Midwest regions, and a 5-year license for the use of the brand;
      o    40% of petrochemical assets (IQ / IPQ / CPSL);
      o    1/3 of the oil refinery (RIPI in operation)

|X|   Ultrapar:
      o    Fuel distribution operations in the South and Southeast regions and the Ipiranga brand;
      o    1/3 of the oil refinery (RIPI in operation)

|X|   Braskem:
      o    60% of petrochemical assets (IQ / IPQ / CPSL);
      o    1/3 of the oil refinery (RIPI in operation)

                                                                             10

Stage 1 – Acquisition of 100% of the shares held by the controlling shareholders



RIPI - Families
Common 61.6%
Preferred 13.8%
TK Total 29.9%
Refinery
(34% Com./ 66%Pref.)
15.3% Common
3.8% Preferred
7.7% TK
DPPI
(33% Com. / 67%Pref.)
DPPI - Families
Common 69.2%
Preferred 13.5%
TK Total 32.1%
58.5% Common
58.5% TK
24.8% Common
4.7% Preferred
11.4% TK
62.9% Common
21.0% KT
Petrochemical Assets
CBPI
(33% Com. / 67%Pref.)
41.5% Common
CBPI - Families
Common 3.6%
Preferred 0.4%
TK Total 1.5%

Shareholder	Stock	Price per Share	Total (R$ MM)
CBPI	Common – TAG	58.10	74.85
	Preferred	20.55	5.44
DPPI	Common	140.09	713.54
	Common – TAG	112.07	215.15
	Preferred	29.57	79.63
RIPI	Common	132.85	763.12
	Common – TAG	106.28	43.28
	Preferred	38.93	105.14
Total			**2000.16**

Stage 2 - Control change public tender offers (tag along): CBPI, DPPI and RIPI

Tag Along

Shareholders    Price per Share         Total (R$MM)

CBPI            58.10                   178.38

DPPI            112.07                  186.42

RIPI            106.28                  406.95

Total                                   771.75

Stage 3 - Petrobras and Braskem will carry out tender offer for the delisting of
Copesul (CPSL)

Copesul Delisting Tender Offer

Shareholders            Price per Share         Total

CPSL                    37.60                   1437.00

                                                                             12

Stage 4 - Ultrapar incorporates CBPI, DPPI and RIPI

o    CBPI, DPPI and RIPI preferred shares will be exchanged for Ultrapar preferred shares. Ultrapar will issue new shares. Holders of CBPI, DPPI and
     RIPI preferred shares will now be shareholders in a company that employs the best corporate governance practices (100% tag along, transparency and simplified management structure);

o    The exchange ratios were established based on a discounted cash flow valuation.

Merger of Shares                Exchange Ratio /UGPA

Companies

CBPI                            0.41846

DPPI                            0.64048

RIPI                            0.79850

Ultrapar's capital structure will be as follows

ULTRAPAR (Ownership Structure)

                        Before          After
Common Shares           49.4            49.4
Preferred Shares        31.9            84.7
Total                   81.3            134.1

% TK Common             61%             37%
% TK Preferred          39%             63%

Deutsche Bank was hired to prepare the valuation report related to the merger of shares

                                                                             13

Stage 5 - Asset sale and transfer

Petrochemical assets to Petrobras and Braskem;

Petrobras/Braskem
100%

IQ

86.9% Com.
IPQ

29,46% Com.

Braskem         Copesul         Petrobras

Transfer of distribution operations in the North, Northeast and Midwest regions;

Petrobras

100%

Distribution in the North, Northeast and Midwest

Ultrapar
100%    100%

DPPI    Distribution in the Southeast and South

Petrobras/Ultrapar/Braskem

100%
RIPI in operation

                                                                             14

Total value of the transaction

o    Total value of the transaction was approximately US$ 4 billion, divided as follows:

     o    Petrobras: US$ 1.3 bilion;

     o    Braskem: US$ 1.1 billion;

     o    Ultrapar: issue of 52.8 million shares

                                                                             15

Strategy - Petrobras

o    Petrochemicals:

     o    Selective expansion in the Brazilian and Southern Cone petrochemical markets;

     o    Effective participation in the consolidation and restructuring of
          Brazil's petrochemical industry;

     o    Expansion and appreciation of Petrobras' assets in Rio Grande do Sul;

     o    Selective investments in projects that add value to oil, natural gas and refinery products.

o    Distribution:

     o    Leading the Brazilian petroleum by-product and biofuel market, with profitability;

     o    Strengthening of market position in the North, Northeast and Midwest with the resellers and large customers - industrial, aviation, transportation and energy generation - guaranteeing the sale of
          PETROBRAS refinery products;

     o    Selective expansion of the gas station network, adding value to
          Petrobras' system image;

     o    Generation of synergies between assets - basis and terminals -
          increasing gas station network value - 6,200 active resellers -
          distributed all over the country in addition to its 12,000 large consumer portfolio.

                                                                             16

Benefits - Ultrapar

o    Qualified growth of its operations;

o    Substantial expansion in fuel distribution area

     o    Global-scale company;

     o    Strengthening for future expansions;

     o    Combination of efficiencies, logistics and resale management know-how.

o    Ultrapar will have two major distribution brands for oil by-products distribution;

o    Accelerate investments in Ipiranga's operation:

     o    Potential growth in the Brazilian consumption;

     o    Potential growth in the biofuel market.

o    2006 pro-forma figures:

     o    Net revenue of approximately R$ 23.7 billion;

     o    EBITDA of R$ 861 million;

o    Continuity of the quality in the Company's capital structure;

o    Substantial improvement in the liquidity of the Company's shares, with prospects of joining the IBOVESPA index.

                                                                             17

Benefits - Braskem

o    Consolidation as the largest petrochemical producer in Latin America, with an annual production capacity of 10 million tonnes, and one of the 10 largest in the world in terms of EBITDA;

o    Leadership in all thermoplastic resins - PP, PE and PVC - with a market share of more than 50%;

o    Integration of the Southern Petrochemical Complex, with great potential for synergy capture and new investments;

o    Improved quality and productivity via higher EBITDA and EBITDA margins through the strong integration of the production chain;

o    Continuity of the quality in the capital structure;

2006 pro-forma figures:

o    Gross revenue of US$ 10 billion;

o    Net revenue of US$ 7.7 billion;

o    EBITDA of US$ 1.4 billion;

o    Net Debt/EBITDA ratio of 2.9x

                                                                             18

Commitment to Growth

Brazil investing in Brazil.

                                                                             19

                                   estarter

Item 6

ULTRAPAR PARTICIPAÇÕES S.A.

Publicy-Traded Company

CNPJ nº 33.256.439/0001 - 39                                              NIRE 35.300.109.724

CONVENING NOTICE

SPECIAL SHAREHOLDER MEETING

The shareholders of the Company are hereby called to attend the Special Shareholder Meeting, to be held at the Company’s head office at Avenida Brigadeiro Luiz Antônio, 1343, 9t h floor, in the City and State of São Paulo, at 14:00 p.m., on April 4t h, 2007, in order to vote on the following matters:

1)	Approval of the amendment of the Company’s Bylaws, in order to allow the Board of Directors to authorize the Company to issue promissory notes.

The Shareholders could be represented in the Special Shareholders’ Meeting, complying with the provisions of Article 126, Paragraph 1 of Brazilian Corporate Law, being necessary the presentation of the respective power of attorney , at the Company’s head office, by 5:00 p.m. on April 3rd, 2007.

São Paulo, March 20, 2007

PAULO GUILHERME AGUIAR CUNHA

Chairman of the Board of Directors

Item 7

COMMITMENT TO GROWTH.

     Petrobras, the Ultra Group and Braskem intend to acquire the businesses of the Ipiranga Group with the goal of increasing the Ipiranga Group’s growth potential. In addition, the acquisition would ensure that the Ipiranga Group continues to be Brazilian owned. Petrobras, the Ultra Group and Braskem are 3 major companies that have united to strive toward these goals.
If the acquisition is completed:
•	Petrobras will acquire the Ipiranga Group’s fuel and lubricant distribution business in the North, Northeast and Central West of Brazil.
•	The Ultra Group will acquire the Ipiranga Group’s fuel and lubricant distribution businesses in the South and Southeast of Brazil and will maintain the Ipiranga brand name.
•	Braskem and Petrobras will acquire the assets of Ipiranga Petroquímica and control of Copesul.
More than just taking over the businesses of this major company, Petrobras, the Ultra Group and Braskem have undertaken a joint commitment to Brazil, to the state of Rio Grande do Sul and to those constituents that make up the Ipiranga Group – its shareholders, employees, partners, communities and consumers. These commitments can basically be summed up in one word: growth.
•	Commitment to the growth of Brazil.
In acquiring the businesses of Ipiranga, Petrobras, the Ultra Group and Braskem are keeping a company that is part of Brazil's heritage, Brazilian. This deal strengthens all 3 companies, strengthens the economy of Brazil, the state of Rio Grande do Sul and the national petrochemical industry, while maintaining use of the Ipiranga brand.
•	Commitment to growth in Rio Grande do Sul and growth in the Southern Petrochemical Complex.
The acquisition will help ensure that the state of Rio Grande do Sul, through Copesul and the companies that make up the petrochemical complex, will play a major role in Brazil's petrochemical industry, will assist in strengthening the production chain in that state and will focus on innovation and technology, which will help foster new investment possibilities in Rio Grande do Sul.
•	Commitment to Refinaria Ipiranga

If the acquisition is completed, Petrobras, the Ultra Group and Braskem will acquire the operations of Refinaria Ipiranga and have committed to ensuring Refinaria Ipiranga’s operational continuity.
• Commitment to the Ipiranga brand. A brand name respected by Brazilians.
Ipiranga is one of the most valuable brands in Brazil. It is responsible for approximately 20% of fuel distribution in the Country. The Ultra Group will continue use of the Ipiranga brand, with the goal of strengthening the brand’s message of service to the consumer.
• Commitment to grow with clients and partners to increasingly improve the service to our consumers.
Petrobras, the Ultra Group and Braskem are companies that are recognized for their respect of these values. Investing in these partnerships and new management concepts will bring operational benefits to the Ipiranga Group. This benefits our clients and partners.
• Commitment to better corporate governance practices and the creation of value for all shareholders.
Commitment to the creation of value for the Ipiranga Group’s shareholders. The Ipiranga Group’s shareholders will have the opportunity the be a part of a larger company with a simplified corporate organizational structure.
• Commitment to ethics, transparency and sustainability.
True growth is only possible on a sustainable basis; when the assets and resources of a company are managed in a responsible and transparent manner. Sustainability, ethics and transparency have made Petrobras, the Ultra Group and Braskem benchmarks in the market, who regularly supply their partners and investors with clear, up-to-date and consistent information on the management, plans and performance of their respective businesses.
• Commitment to the communities in which we operate, and to the social and cultural programs which we sponsor.
Petrobras, the Ultra and Braskem are assuming the commitment to maintain the investments that the Ipiranga Group has been making in the social and cultural area.
• Commitment to those who make Ipiranga what it is. At the end of the day, people are the engine for growth.
Those who will contribute to growth and productivity are the people that make Ipiranga what it is. Training, recognition and attributing worth to those people that make up the Ipiranga Group, are what will enable us to fulfill all our commitments described above.

BRAZIL INVESTING IN BRAZIL.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPAR HOLDINGS INC.

Date:	March 20, 2007	By:	/s/ Andre Covre

			Name:	Andre Covre
			Title:	Chief Financial and Investor Relations Officer

(Press release, March 19, 2007 / Market Announcement, March 19, 2007 / Minutes of a Meeting of the Board of Directors, March 16, 2007 / Presentation, March 19, 2007 / Presentation, March 19, 2007 / Convening Notice, March 20, 2007 / Press Release, March 20, 2007)